GOTTEX MULTI-ASSET ENDOWMENT FUND -- II
EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made as of the 8th day of March 2012, by and between Gottex Multi-Asset Endowment Fund -- II, a Delaware limited liability company (the "Fund"), and Gottex Fund Management Ltd., a Delaware corporation ("Gottex"):

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company; and

WHEREAS, Gottex serves as the investment adviser of the Fund and Gottex Multi-Asset Endowment Master Fund (the "Master Fund") pursuant to agreements between Gottex and each of the Fund and the Master Fund, both dated as of November 8, 2010 (together, the "Investment Advisory Agreements");

NOW, THEREFORE, the parties hereto agree as follows:

1.                  Gottex (or an affiliate of Gottex) agrees to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Fund, but excluding any Incentive Fees (as defined in the Fund's prospectus), the Sub-Advisory Fees (as defined in the Fund's prospectus), Portfolio Fund fees and expenses (as defined in the Fund's prospectus), interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of the Fund to 1.65% per annum of the Fund's average monthly net assets (the "Expense Limitation").

2.                  In consideration of Gottex's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by Gottex (or its affiliate) in excess of the Expense Limitation for a period not to exceed two years from the end of the fiscal year in which they were incurred and will reimburse Gottex (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time of reimbursement.

3.                  This Agreement will remain in effect until terminated by the Fund. Neither Sub-Advisory Fees nor the fees charged to the Master Fund by a Portfolio Fund will be subject to this Agreement.

4.                  This Agreement shall be construed in accordance with the laws of the state of New York and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5.                  This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

GOTTEX MULTI-ASSET ENDOWMENT FUND -- II

By: /s/ William Landes
Name: William Landes
Title: President and Chief Executive Officer

GOTTEX FUND MANAGEMENT LTD.

By: /s/ Joachim Gottshalk
Name: Joachim Gottshalk
Title: Chief Executive Officer

By: /s/ Tim Roniger
Name: Tim Roniger
Title: Chief Financial Officer